UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 2024

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decease of Independent Director

We announce with great sadness that our independent director and the chairperson of the Nomination Committee of our Board of Directors, Mr. Kia Hong Lim, passed away on August 12, 2024.

Mr. Lim was a respectable leader and an outstanding entrepreneur, with a distinguished track record of successful business initiatives since 1983, particularly in East and Southeast Asia. He was our trusted and valued supporter and was set to accomplish great goals with us. To his family members and loved ones, we send our deepest condolences on the loss of a very special person.

This regrettable circumstance does not affect the normal functioning of the Company’s Board of Directors or its Nomination Committee. We are actively looking for a suitable candidate to fill the vacancy on the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: August 22, 2024